

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE

Mail Stop 7010

January 15, 2009

Mr. Daniel E. Terrell
Lumber Liquidators, Inc.
3000 John Deere Road
Toano, Virginia 23168

> **RE:** **Lumber Liquidators, Inc.**
> **Form 10-K for the fiscal year ended December 31, 2007**
> **Filed March 12, 2008**
> **File #1-33767**

Dear Mr. Terrell:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

If you have any questions regarding these comments, please direct them to Brigitte Lippmann, Staff Attorney, at (202) 551-3713, or, in her absence, to the undersigned at (202) 551-3768.

Sincerely,

John Cash
Accounting Branch Chief